Exhibit 4.3

DESCRIPTION OF THE COMPANY’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description of the material terms of the common stock of County Bancorp, Inc. (the “Company,” which is also referred to herein as “we,” “our” or “us”) is only a summary. This summary does not purport to be a complete description of the terms and conditions of the Company’s common stock in all respects and is subject to and qualified in its entirety by reference to the Company’s Third Amended and Restated Articles of Incorporation (“Articles of Incorporation”) and the Company’s Third Amended and Restated Bylaws (“Bylaws”), each of which are filed as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part, as well as the Wisconsin Business Corporation Law, as amended (the “WBCL”), and any other documents referenced in the summary and from which the summary is derived.

General

Our Articles of Incorporation provide that we are authorized to issue, without shareholder action, a total of 50,000,000 shares of common stock, par value $0.01 per share, and 600,000 shares of preferred stock, par value $0.01 per share. Our Articles of Incorporation currently designate 15,000 shares of preferred stock as Series B Nonvoting Noncumulative Perpetual Preferred Stock (the “Series B Preferred Stock”), and 585,000 shares of preferred stock are not classified. The unclassified preferred stock may be issued in one or more series and with such terms and conditions, at such times and for such consideration as our board of directors may determine.

Common Stock

General. Under our Articles of Incorporation, we have the authority to issue 50,000,000 shares of our common stock, par value $0.01 per share. Our common stock is listed for trading on the Nasdaq Global Market under the symbol “ICBK.”

Rights and Preferences. Holders of the Company’s common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the Company’s common stock. The rights, preferences and privileges of the holders of the Company’s common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of the Company’s preferred stock that the Company may designate in the future and the Series B Preferred Stock.

Fully Paid and Nonassessable. All outstanding shares of the Company common stock are fully paid and non-assessable.

Voting Rights. Each share of common stock is entitled to one vote per share on all matters with respect to which shareholders are entitled to vote. Under the Company’s Articles of Incorporation and the WBCL, shareholder approval is required for various matters, including the election of directors, and other “extraordinary” corporate decisions and transactions, such as the amendment of the Articles of Incorporation to authorize additional shares of common stock or to make certain changes to the corporate name, a merger with another company, the dissolution of the Company, or a sale of substantially all of the Company’s assets. The Company’s Articles of Incorporation and Bylaws provide for a classified board of directors consisting of three classes, as nearly equal as possible, with each class serving staggered three-year terms.

Liquidation Rights. In the event of the liquidation or dissolution of the Company (whether voluntary or involuntary), each holder of common stock would be entitled to recover, after payment of all of the Company’s debts and liabilities, and subject to any liquidation preferences established for any shares of preferred stock that are outstanding or might be issued in the future, a pro rata portion of all assets of the Company available for distribution to holders of common stock.

Dividend Rights. Subject to the rights and preferences of any shares of preferred stock that have been issued or might be issued in the future, holders of shares of common stock are entitled to receive such dividends as may be declared by the board of directors out of funds legally available for that purpose.

Preferred Stock

Series B Nonvoting Noncumulative Perpetual Preferred Stock

General. Our Articles of Incorporation currently authorize 15,000 shares of preferred stock designated as Series B Nonvoting Noncumulative Perpetual Preferred Stock, $0.01 par value per share.

Voting Rights. Shares of Series B Preferred Stock are not entitled to any voting rights, except for those voting rights that may not be denied under the WBCL. Under the WBCL, Series B Preferred Stock would be entitled to vote on, among other items, increases and decreases in the number of authorized shares of Series B Preferred Stock, any change that is prejudicial to the holders of outstanding Series B Preferred Stock, and any exchange or reclassification of all or part of the shares of Series B Preferred Stock into shares of another class.

Dividends. Shares of Series B Preferred Stock are entitled to non-cumulative dividends equal to the sum of the “Prime rate” (the highest quoted base rate on corporate loans at large U.S. money center commercial banks) and 0.50%, but in no case will the dividend rate be less than 4.00% per annum. Dividends payable with respect to Series B Preferred Stock have no preference in right of payment over dividends payable with respect to common stock or any other class or series of the Company’s capital stock.

Liquidation and Rank. In the event of a liquidation, dissolution, or winding up of the Company (whether voluntary or involuntary), holders of shares of Series B Preferred Stock would be entitled to receive $1,000 per share of Series B Preferred Stock, plus any declared but unpaid dividend from the preceding quarter, and any unpaid and accumulated quarterly dividend prorated from the first day of the calendar quarter in which the liquidation, dissolution, or winding up occurs to the effective date of such liquidation or dissolution. Shares of Series B Preferred Stock are entitled to this payment upon liquidation or dissolution before any payment can be made or any assets distributed to the holders of common stock or any other class or series of the Company’s capital stock.

Conversion. Each share of Series B Preferred Stock is convertible into share(s) of common stock upon the occurrence of one of two events: (i) the Company fails to pay a quarterly dividend in full within 15 calendar days of the applicable payment date on eight separate occasions, or (ii) the Company pays a dividend on any other class or series of common or preferred stock after it has omitted payment of four dividends on the Series B Preferred Stock. The conversion feature on the Series B Preferred Stock is triggered regardless of whether: (i) the omitted dividends occur with respect to consecutive or non‑consecutive payment dates; or (ii) subsequent to the 15th calendar day referred to in this paragraph the Company pays such dividend. When converted, each share of Series B Preferred Stock will be exchanged for that number of shares of common stock having an aggregate value equal to the sum of: (i) $1,000; (ii) any declared but unpaid dividend from the preceding quarter; and (iii) the unpaid and accumulated quarterly dividend prorated from the first day of the calendar quarter in which the conversion right was exercised to the issuance of the common stock. For purposes of converting Series B Preferred Stock, the per-share value of the common stock would be the most recent per-share appraised value of the common stock on an undiluted basis. However, if no appraisal has been performed within the 18 months next preceding the date of valuation, then the per share value of the common stock is calculated by multiplying the ratio that the most recent per-share appraised value bears to per-share book value as of the date of such appraisal, by per share book value based on the Company’s audited financial statements as of the year-end next preceding the year in which the valuation occurs. Any holder of Series B Preferred Stock who exercises conversion rights is required to exercise such rights as to all of the holder’s shares of Series B Preferred Stock. However, the amount of common stock issued to any individual can never exceed 10% or more of the then-issued and outstanding shares of common stock, unless any required regulatory approval is obtained; provided, however, that in lieu of seeking and obtaining such regulatory approval, such holder of Series B Preferred Stock may elect to convert only a portion of the share of Series B Preferred Stock held, and shall retain ownership of the remainder and have an ongoing right to exercise the conversion right to those remaining shares of Series B Preferred Stock.

Preferred Stock—Not Classified

General. Our Articles of Incorporation currently authorize 600,000 shares of preferred stock, $0.01 par value per share. Of the 600,000 shares, 15,000 are currently designated as Series B Preferred Stock and 585,000 shares of preferred stock are not classified. Our board of directors, without further approval of our shareholders, has the authority to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock.

Anti-Takeover Provisions.

General. Certain provisions of the Company’s Articles of Incorporation and Bylaws and of the WBCL discussed below may delay or make more difficult acquisitions or changes of control of the Company unless they are approved by the board of directors. These provisions could have the effect of discouraging third parties from making proposals which shareholders may otherwise consider to be in their best interests. These provisions may also make it more difficult for third parties to replace the Company’s current management without the concurrence of the board of directors. Management of the Company may consider proposing additional provisions, either by way of amendments to the Articles of Incorporation or Bylaws, or otherwise, for adoption at a shareholders’ meeting, which could contain further limitations on unsolicited takeover attempts.

Articles of Incorporation; Bylaws. These provisions of our Articles of Incorporation and our Bylaws include the following:

Number of Directors; Vacancies; Removal. The Company’s board of directors is divided into three classes serving staggered three-year terms. As a result, at least two shareholders’ meetings will generally be required for shareholders to change a majority of the directors. The board of directors is authorized to create new directorships and to fill the positions it creates. The board of directors (or its remaining members, even though less than a quorum) is also empowered to fill vacancies on the board of directors occurring for any reason. Any director appointed to fill a vacancy or to a newly created directorship will hold office until the next election for the class of directors to which the new director has been appointed. Shareholders may remove directors for cause at a special shareholders’ meeting called for that purpose at which a quorum is present and a majority of the votes are cast in favor of removal of the director. These provisions of the Bylaws could prevent shareholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

Limitations on Right to Call Special Meetings; Shareholder Proposal Notice Requirements. The Company’s Bylaws provide that shareholders may act at a meeting of shareholders. The chairman of the board, the president or the board of directors may call special meetings of shareholders and are required to call special meetings upon written demand by holders of common stock with at least 10% of the votes entitled to be cast at the special meeting. Additionally, our Bylaws require that shareholder proposals meet certain advanced notice and minimum informational requirements. These provisions could have the effect of delaying until the next annual shareholders’ meeting shareholder actions which are favored by the holders of a majority of our outstanding voting securities.

Amendments to the Articles of Incorporation. The WBCL allows amendments to the Articles of Incorporation at any time to add or change a provision that is required or permitted to be included in a corporation’s articles of incorporation or to delete a provision that is not required to be included in the articles of incorporation. The board of directors may propose one or more amendments to the Company’s Articles of Incorporation for submission to shareholders and may condition its submission of the proposed amendment on any basis if the board of directors notifies each shareholder, whether or not entitled to vote, of the related shareholders’ meeting and includes certain information regarding the proposed amendment in that meeting notice.

Amendments to the Bylaws. The shareholders may amend or repeal the existing Bylaws and adopt new bylaws by a majority vote of the shareholders in attendance and constituting a quorum at a shareholders’ meeting. The Bylaws also provide that the board of directors may amend or repeal the existing Bylaws and adopt new bylaws by the vote of at least a majority of the directors present at a meeting at which a quorum is present. However, the board of directors may not amend, repeal or readopt any bylaw adopted by shareholders if that bylaw so provides, and the board of directors may not amend or repeal a bylaw adopted or amended by shareholders that fixes a greater or lower quorum requirement or a greater voting requirement for the board of directors than otherwise is provided in the WBCL, unless the bylaws expressly provide that it may be amended or repealed by a specified vote of the board of directors. Further, a bylaw that fixes a greater or lower quorum requirement or a greater voting requirement for shareholders or voting groups of shareholders than otherwise is provided in the WBCL may not be adopted, amended or repealed by the board of directors. Action by the board of directors that changes the quorum or voting requirement for the board of directors must meet the same quorum requirement and be adopted by the same vote required to take action under the quorum and voting requirement then in effect, except where a different voting requirement is specified in the bylaws. In addition, the board of directors may not amend, alter or repeal a bylaw if the Articles of Incorporation, the particular bylaw or the WBCL reserve this power exclusively to the shareholders.

Authorized Shares of Capital Stock. Authorized but unissued shares of our common stock and preferred stock under our Articles of Incorporation could (within the limits imposed by applicable law and Nasdaq Marketplace Rules) be issued in one or more transactions that could make a change of control of us more difficult, and therefore more unlikely. The additional authorized shares could be used to discourage persons from attempting to gain control of us by diluting the voting power of shares then outstanding or increasing the voting power of persons who would support the board of directors in a potential takeover situation, including by preventing or delaying a proposed business combination that is opposed by the board of directors although perceived to be desirable by some shareholders.

Sole and Exclusive Forum. Our Bylaws provide that, unless we consent in writing to an alternative forum, the courts of the State of Wisconsin shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or agent of the Company to the Company or the Company’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the WBCL, the Articles of Incorporation or the Bylaws of the Company, or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said courts having personal jurisdiction over the indispensable parties named as defendants therein. However, Section 27 of the Securities Exchange Act of 1934, as amended, or Exchange Act, creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, Section 22 of the Securities Act of 1933, as amended, or Securities Act, creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, there is uncertainty as to whether a court would enforce such a provision, and our shareholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to this provision of our Bylaws. The exclusive forum provision, if enforced, may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. The enforceability of similar exclusive forum provisions in other companies’ charter documents has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find the provision of our Bylaws to be inapplicable or unenforceable.

Wisconsin Law.

Interested Shareholder Statute.  The Company is subject to Sections 180.1140 to 180.1144 of the WBCL, which prohibit a Wisconsin corporation from engaging in a “business combination” with an interested shareholder for a period of three years following the interested shareholder’s stock acquisition date, unless before such date, the board of directors of the corporation approved either the business combination or the purchase of stock made by the interested shareholder on that stock acquisition date.

The Company may engage in a business combination with an interested shareholder after the expiration of the three-year period with respect to such shareholder only if one or more of the following is satisfied:

•	the Company’s board of directors approved the acquisition of stock before such shareholder’s acquisition date;

•	the business combination is approved by a majority of the outstanding voting stock not beneficially owned by such shareholder; or

•	the consideration to be received by shareholders meets certain fair price requirements of the statute with respect to form and amount.

Section 180.1140 defines a business combination between a “resident domestic corporation” and an “interested stockholder” to include the following:

•	a merger or share exchange with an interested stockholder or a corporation that is, or after the merger or share exchange would be, an affiliate or associate of an interested shareholder;

•

a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets to or with an interested stockholder or affiliate or associate of an interested stockholder equal to 5% or more of the aggregate market value of the assets or outstanding stock of the resident domestic corporation or 10% of its earning power or income;

•	the issuance or transfer of stock or rights to purchase stock with an aggregate market value equal to 5% or more of the outstanding stock of the resident domestic corporation; and

•	certain other transactions involving an interested stockholder.

Section 180.1140(8)(a) defines an “interested stockholder” as a person who beneficially owns, directly or indirectly, at least 10% of the voting power of the outstanding voting stock of a resident domestic corporation or who is an affiliate or associate of the resident domestic corporation and beneficially owned at least 10% of the voting power of the then outstanding voting stock within the last three years.

Section 180.1140(9)(a) defines a “resident domestic corporation” as a Wisconsin corporation that, as of the relevant date, satisfies any of the following: (i) its principal offices are located in Wisconsin; (ii) it has significant business operations located in Wisconsin; (iii) more than 10% of the holders of record of its shares are residents of Wisconsin; or (iv) more than 10% of its shares are held of record by residents in Wisconsin. The Company is a resident domestic corporation for purposes of these statutory provisions.

Wisconsin Fair Price Statute. Sections 180.1130 to 180.1133 of the WBCL provide that certain mergers, share exchanges or sales, leases, exchanges or other dispositions of assets in a transaction involving a “significant shareholder” require a supermajority vote of shareholders in addition to any approval otherwise required, unless shareholders receive a fair price for their shares that satisfies a statutory formula. A “significant shareholder” for this purpose is defined as a person or group who beneficially owns, directly or indirectly, 10% or more of the voting stock of the corporation, or is an affiliate of the corporation and beneficially owned, directly or indirectly, 10% or more of the voting stock of the corporation within the last two years. Any business combination to which the statute applies must be approved by 80% of the voting power of the corporation’s stock and at least two-thirds of the voting power of the corporation’s stock not beneficially owned by the significant shareholder who is a party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless the following standards have been met:

•	the aggregate value of the per share consideration is at least equal to the highest of:

o

the highest per share price paid for any shares of the same class of common stock of the corporation by the significant shareholder either in the transaction in which it became a significant shareholder or within two years before the date of the business combination, whichever is higher;

o

the market value per share of the same class of the corporation’s common stock on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is higher; or

o	the highest preferential amount per share of the same class or series of common stock in a liquidation or dissolution to which holders of the shares would be entitled; and

•	either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares, is offered.

Wisconsin Control Share Voting Restrictions Statute. Pursuant to Section 180.1150 of the WBCL, unless otherwise provided in the articles of incorporation or otherwise specified by the board of directors, the voting power of shares of a resident domestic corporation held by any person, including shares issuable upon conversion of convertible securities or upon exercise of options or warrants, in excess of 20% of the voting power in the election of directors is limited to 10% of the full voting power of those shares. The Company is governed by the provisions of this section because neither the Company’s Articles of Incorporation, nor any resolution adopted by the Company’s board of directors, provides or specifies otherwise.

Wisconsin Defensive Action Restrictions. Section 180.1134 of the WBCL provides that, in addition to the vote otherwise required by law or the articles of incorporation of a resident domestic corporation, the approval of the holders of a majority of the shares entitled to vote on the proposal is required before such corporation can take certain actions while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. This statute requires shareholder approval for the corporation to do either of the following: (i) acquire more than 5% of its outstanding voting shares at a price above the market value from any individual or organization that owns more than 3% of the voting shares and has held such shares for less than two years, unless the resident domestic corporation makes at least an equal offer to acquire all voting shares and all securities that may be converted into voting shares; or (ii) sell or option assets of the resident domestic corporation that amount to at least 10% of the market value of the resident domestic corporation, unless the corporation has at least three directors who are not officers or employees of the resident domestic corporation and a majority of the directors who are not officers or employees of the resident domestic corporation vote not to have this provision apply to the resident domestic corporation.

Constituency or Stakeholder Provision. Pursuant to Section 180.0827 of the WBCL, in discharging his or her duties to the Company and in determining what he or she believes to be in the Company’s best interests, a director or officer may, in addition to considering the effects of any action on shareholders, consider the effects of the action on employees, suppliers, customers, the communities in which the Company operates and any other factors that the director or officer considers pertinent.

The Bank Holding Company Act of 1956. The ability of a third party to acquire our stock is also limited under applicable U.S. banking laws, including regulatory approval requirements. The Bank Holding Company Act of 1956, as amended, requires any “bank holding company” to obtain the approval of the Federal Reserve before acquiring, directly or indirectly, more than 5% of our outstanding common stock. Federal law also prohibits any person or company from acquiring “control” of an FDIC-insured depository institution or its holding company without prior notice to the appropriate federal bank regulator. “Control” is conclusively presumed to exist upon the acquisition of 25% or more of the outstanding voting securities of a bank or bank holding company but may arise under certain circumstances between 10% and 24.99% ownership.